Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal and any amendments or supplements thereto. The Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, the Purchaser cannot comply with the state statute, the Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares.

Notice of Offer to Purchase for Cash All Outstanding Shares of Common Stock
of

SJW GROUP

at
$68.25 Net Per Share
by
Waltz Acquisition Sub, Inc.,
a wholly owned subsidiary of

CALIFORNIA WATER SERVICE GROUP

        Waltz Acquisition Sub, Inc. (the "Purchaser"), a wholly owned subsidiary of California Water Service Group ("California Water"), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of SJW Group ("SJW"), at a price of $68.25 per share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase") and the related letter of transmittal that accompanies the Offer to Purchase (the "Letter of Transmittal"). The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the "Offer."

        THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 3, 2018, UNLESS THE OFFER IS EXTENDED.

        Consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by California Water and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis; (ii) the Agreement and Plan of Merger, dated as of March 14, 2018, as amended, by and among SJW, Hydro Sub, Inc., a wholly owned subsidiary of SJW, and Connecticut Water Service, Inc. ("CTWS"), and the Voting and Support Agreements by and among SJW and each of the stockholders that are a party thereto as referenced in such merger agreement having been validly terminated in accordance with their respective terms; (iii) the board of directors of SJW having approved the Offer under Section 203 of the Delaware General Corporation Law ("DGCL") or the Purchaser being satisfied, in its reasonable discretion, that Section 203 of the DGCL is inapplicable to the Offer; (iv) the approvals required by the California Public Utilities Commission and the Public Utility Commission of Texas shall have been obtained; and (v) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended having expired or been terminated. See "The Offer—Section 14—Conditions of the Offer" for a list of all conditions to the Offer.

        Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.

        If the conditions of the Offer are satisfied and the Offer is consummated, the Purchaser intends to complete a second-step merger with SJW in which SJW will become a wholly owned subsidiary of

California Water and all outstanding Shares that are not purchased in the Offer (other than Shares held by stockholders who perfect their appraisal rights) will be exchanged for an amount in cash equal to $68.25 per share, without interest and less any required withholding taxes.

        Subject to applicable law, California Water and the Purchaser reserve the right to amend the Offer in any respect (including amending the offer price). In addition, in the event that California Water enters into a merger agreement with SJW and such merger agreement does not provide for a tender offer, California Water and the Purchaser reserve the right to terminate the Offer, in which case the Shares would, upon consummation of such merger, be converted into the consideration negotiated by California Water, the Purchaser and SJW and specified in such merger agreement.

        This transaction has not been approved or disapproved by the Securities and Exchange Commission (the "SEC") or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the transaction or upon the accuracy or adequacy of the information contained in the Offer to Purchase. Any representation to the contrary is a criminal offense.

        The term "Expiration Date" means 5:00 p.m., New York City time, on August 3, 2018, unless extended by the Purchaser, in which event "Expiration Date" means the time and date at which the Offer, as so extended, shall expire.

        Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, California Water and the Purchaser will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. California Water and the Purchaser do not currently intend to offer a subsequent offering period. See "The Offer—Section 1—Terms of the Offer" in the Offer to Purchase.

        For purposes of the Offer, California Water and the Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if they give oral or written notice of the acceptance to Computershare Trust Company, N.A., the depositary for the Offer (the "Depositary"). The Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from the Purchaser and transmitting such payments to the tendering stockholders.

        In all cases, the Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in "The Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares" in the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) or Agent's Message in lieu of a Letter of Transmittal and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see "The Offer—Section 3—Procedures for Accepting the Offer and Tendering Shares" in the Offer to Purchase. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will the Purchaser pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making such payment.

        A stockholder may withdraw Shares that it has previously tendered pursuant to the Offer pursuant to the procedures set forth below at any time before the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after August 6, 2018, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by the Purchaser pursuant to the Offer. If California Water and the Purchaser extend the Offer, delay acceptance for payment or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to California Water's and the Purchaser's rights under the Offer, the Depositary may, on California Water's and the Purchaser's behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise described in "The Offer—Section 4—Withdrawal Rights" in the Offer to Purchase. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at the address set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person that tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person that tendered such Shares. If the certificates evidencing Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. See "The Offer—Section 4—Withdrawal Rights" in the Offer to Purchase.

        California Water and the Purchaser will interpret the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto). All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by California Water and the Purchaser in their sole discretion. California Water and the Purchaser reserve the absolute right to waive any condition of the Offer to the extent permitted by applicable law and any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. None of the Purchaser, California Water or any of their respective affiliates or assigns, the Depositary, Innisfree M&A Incorporated (the "Information Agent") or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

        The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

        In general, the receipt of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. For additional discussion of the U.S. federal income tax consequences of the Offer, see "The Offer—Section 5—Certain U.S. Federal Income Tax Consequences" in the Offer to Purchase. Each holder of Shares should consult its own tax advisor to determine the tax consequences to it of participating in the Offer in light of its particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

        The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer. California Water and the Purchaser will send the Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, that are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

        Questions or requests for assistance may be directed to the Information Agent and at its telephone number and/or address set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at the Purchaser's expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders May Call Toll Free: (888) 750-5834
Banks and Brokers May Call Collect: (212) 750-5833

June 7, 2018